

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2024

Michael Cribari
Chief Executive Officer
High Roller Technologies, Inc.
400 South 4th Street, Suite 500-#390
Las Vegas, Nevada 89101

Re: High Roller Technologies, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed June 10, 2024
File No. 333-276176

Dear Michael Cribari:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 18, 2024 letter.

Amendment No. 5 to Registration Statement on Form S-1

Summary Consolidated Financial Data, page 7

1.   Please tell us why your pro forma total liabilities decreased by $1,209,946 from your actual total liabilities at March 31, 2024. In addition, it appears your total assets does not equal your total liabilities and stockholder's equity. Please clarify or revise.

Capitalization, page 40

2.   We note your cash and cash equivalents of $1,435,043 and restricted cash of $1,973,253 at March 31, 2024 plus your expected proceeds of $11,420,000 as disclosed on page 39 appears to be inconsistent with the pro forma cash and cash equivalents, and restricted cash of $15,439,695 disclosed here and on page 7. Please clarify or revise.

Please contact Scott Stringer at 202-551-3272 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Aaron A. Grunfeld, Esq.